Filed by Crosstex Energy, L.P.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Crosstex Energy, Inc.

Commission File No.: 333-192419

Crosstex Energy, Inc. and Crosstex Energy, L.P. issued the following press release on February 27, 2014.

FOR IMMEDIATE RELEASE

February 27, 2014

Contact:	Jill McMillan, Director, Public & Industry Affairs
Phone: (214) 721-9271
Jill.McMillan@CrosstexEnergy.com

CROSSTEX ENERGY REPORTS FOURTH QUARTER AND FULL YEAR 2013 RESULTS

DALLAS, February 27, 2014 — The Crosstex Energy companies, Crosstex Energy, L.P. (NASDAQ:XTEX) (the Partnership) and Crosstex Energy, Inc. (NASDAQ:XTXI) (the Corporation), today reported results for the fourth quarter and full year 2013.

Fourth Quarter 2013 - Crosstex Energy, L.P. Financial Results

The Partnership realized adjusted EBITDA of $53.9 million and distributable cash flow of $31.8 million for the fourth quarter of 2013, compared with adjusted EBITDA of $51.7 million and distributable cash flow of $26.7 million for the fourth quarter of 2012. The Partnership’s net loss for the fourth quarter of 2013 was $17.7 million versus a net loss of $24.5 million for the fourth quarter of 2012.

The Partnership’s fourth quarter 2013 gross operating margin of $96.1 million decreased $7.9 million compared to a gross operating margin of $104.0 million for the fourth quarter of 2012. Adjusted EBITDA, distributable cash flow and gross operating margin are non-GAAP financial measures and are explained in greater detail under “Non-GAAP Financial Information”, and reconciliations of these measures to their most directly comparable GAAP measures are included in the tables at the end of this news release.

“This was a transformational year for Crosstex as we continued to execute on our strategy to enhance our scale and diversification,” said Barry E. Davis, Crosstex President and Chief Executive Officer. “We completed phase one of our Cajun-Sibon expansion project and announced the agreement to combine with Devon’s midstream assets to create EnLink Midstream. The transaction provides us with greater operating leverage, a strong financial foundation and significant opportunities for growth.  We look forward to completing the transaction in the first quarter, which will create value for our equity holders, customers and employees.”

The Partnership reports results by operating segment principally based on regions served. Reportable segments consist of natural gas gathering, processing and transmission operations in the Barnett Shale in north Texas and in the Permian Basin in west Texas (NTX); gas pipelines and gas processing plants in Louisiana (LIG); gas processing and NGL assets, including NGL fractionation and marketing activities in south Louisiana (PNGL); and rail, truck, pipeline and barge facilities in the Ohio River Valley (ORV).

Each business segment’s contribution to the fourth quarter 2013 gross operating margin compared with that

-more-

of the fourth quarter of 2012, and the factors affecting those contributions, are described below:

•                  The PNGL segment’s gross operating margin increased by $6.4 million primarily due to increased margins from NGL fractionation and marketing activities related to the start-up of phase one of the Cajun-Sibon pipeline expansion, which was partially offset by lower truck and rail NGL volumes and lower storage fee revenues.

•                  The LIG segment’s gross operating margin decreased by $3.2 million primarily due to lower margins from the gathering and transmission assets from the expiration of certain contracts in north Louisiana and a reduction in north Louisiana treating and blending volumes, which was partially offset by increased processing margins in the fourth quarter of 2013.

•                  The ORV segment’s gross operating margin decreased by $3.3 million primarily due to decreased brine disposal and handling activity along with reduced crude oil and condensate volumes and margins.

•                  The NTX segment’s gross operating margin decreased by $7.8 million primarily due to decreased rich and lean gathered and processed volumes on the North Texas system and a decline in activity at the Mesquite fractionator and rail terminal from the fourth quarter of 2012.

The Partnership’s fourth quarter 2013 operating expenses were $37.1 million, an increase of $0.1 million, or 0.3%, from the fourth quarter of 2012.  General and administrative expenses increased by $1.1 million, or 6.5%, versus the fourth quarter of 2012 largely due to increased stock-based compensation. Depreciation and amortization expense for the fourth quarter of 2013 decreased by $13.6 million, or 26.1%, compared with the fourth quarter of 2012 primarily due to accelerated depreciation of the Sabine Pass Plant recorded in the fourth quarter of 2012 and decreased intangible amortization.  Interest expense for the fourth quarter of 2013 decreased by $1.3 million to $21.3 million primarily due to lower capitalized interest in the fourth quarter of 2012.

The net loss per limited partner common unit for the fourth quarter of 2013 was $0.38 per common unit compared with a net loss of $0.51 per common unit for the fourth quarter of 2012.

Full Year 2013 - Crosstex Energy, L.P. Financial Results

The Partnership realized adjusted EBITDA of $214.9 million and distributable cash flow of $126.3 million for 2013, compared with adjusted EBITDA of $214.1 million and distributable cash flow of $112.8 million for 2012. The Partnership’s net loss for 2013 was $113.1 million versus a net loss of $40.1 million for 2012. The increase in net loss in 2013 was primarily the result of an impairment expense of $72.6 million in the third quarter of 2013 due to the termination of customer contracts associated with the Eunice processing plant which was shut down in August 2013.

The Partnership’s 2013 gross operating margin of $396.3 million increased by $2.5 million compared to a gross operating margin of $393.8 million for 2012. Each business segment’s contribution to 2013 gross operating margin compared with 2012 gross operating margin, and the factors affecting those contributions, are described below:

•                  The PNGL segment’s gross operating margin increased by $20.4 million primarily due to increased margins from NGL fractionation and marketing activities, including the impact of the November 2013 start-up of phase one of the Cajun-Sibon pipeline expansion, and increased margins from crude oil terminal activity, which were partially offset by decreased south Louisiana processing activity.

•                  The ORV segment’s gross operating margin was $53.1 million in 2013, which included twelve months of operations, compared to $25.7 million in 2012, which only included six months of operations from the date of the acquisition.   Gross operating margin from oil and condensate handling totaled $35.8 million and gross operating margin from brine disposal and handling totaled $17.3 million in 2013, as compared to gross operating margins from crude oil and condensate handling totaling $17.3 million and brine disposal and handling totaling $8.5 million in 2012.

•                  The LIG segment’s gross operating margin decreased by $24.2 million primarily due to lower margins from the gathering, transmission and processing assets because of lost opportunity sales volumes from lower processing margins, a reduction in treating and blending volumes and sales volumes losses related to the Bayou Corne sinkhole.

•                  The NTX segment’s gross operating margin decreased by $21.1 million primarily due to decreased transmission and gathering margins resulting from a decline in throughput volumes combined with a reduction in gathering rates under certain contracts, including a contract with a major producer in North Texas.  This decrease was partially offset by additional margins from increased throughput in the Permian Basin system.

The Partnership’s 2013 operating expenses were $150.3 million, an increase of $19.5 million, or 14.9%, from 2012.  The increase was primarily due to a higher employee headcount for increased activity in the PNGL and ORV segments and increased trucking expenses in the ORV segment. General and administrative expenses increased $6.8 million, or 11.1%, versus 2012 largely due to increased stock-based compensation. Depreciation and amortization expense for 2013 decreased $22.2 million, or 13.7%, compared with 2012 primarily due to accelerated depreciation of the Sabine Pass Plant in the fourth quarter of 2012 and decreased intangible amortization. Interest expense for 2013 decreased by $10.3 million to $76.2 million primarily due to greater capitalized interest in 2013.

The net loss per limited partner common unit for 2013 was $1.71 per common unit compared with a net loss of $1.01 per limited partner common unit for 2012.

Fourth Quarter and Full Year 2013 - Crosstex Energy, Inc. Financial Results

The Corporation reported a net loss of $10.8 million for the fourth quarter of 2013 compared with a net loss of $5.7 million for the fourth quarter of 2012.  The net loss for 2013 was $29.6 million compared with a net loss of $12.5 million for 2012.

Excluding cash and debt held by the Partnership and E2, the compression and stabilization company in which the Corporation has invested, the Corporation had cash on hand of approximately $0.6 million and $65 million of borrowings outstanding under the bank credit facility of the Corporation’s subsidiary as of December 31, 2013.

Crosstex to Hold Earnings Conference Call on February 28, 2014

The Partnership and the Corporation will hold a conference call to discuss fourth quarter and full year 2013 financial results on Friday, February 28, 2014, at 9:00 a.m. Central time (10:00 a.m. Eastern time). The dial-in number for the call is 1-888-713-4209. Callers outside the United States should dial

1-617-213-4863. The passcode is 26113812 for all callers. Investors are advised to dial in to the call at least 10 minutes prior to the call time to register. Participants may preregister for the call at https://www.theconferencingservice.com/prereg/key.process?key=P48QCM3Q6.

Preregistrants will be issued a pin number to use when dialing in to the live call, which will provide quick access to the conference by bypassing the operator upon connection. Interested parties also can access the live webcast of the call on the Investors page of Crosstex’s website at www.crosstexenergy.com.

After the conference call, a replay can be accessed until May 28, 2014, by dialing 1-888-286-8010. International callers should dial 1-617-801-6888 for a replay. The passcode for all callers listening to the replay is 61433548. Interested parties also can visit the Investors page of Crosstex’s website to listen to a replay of the call.

About the Crosstex Energy Companies

Crosstex Energy, L.P. (NASDAQ: XTEX) is an integrated midstream energy partnership headquartered in Dallas that offers diversified, tailored customer solutions spanning the energy value chain with services and infrastructure that link energy production with consumption. XTEX operates approximately 3,500 miles of natural gas, natural gas liquids and oil pipelines, nine natural gas processing plants and four fractionators, as well as barge and rail terminals, product storage facilities, brine disposal wells and an extensive truck fleet. XTEX has the right platform, the right opportunities and the right people to pursue its growth-focused business strategy.

Crosstex Energy, Inc. (NASDAQ: XTXI) owns the general partner interest, the incentive distribution rights and a portion of the limited partner interests in Crosstex Energy, L.P. as well as the majority interest in a services company focused on the Utica Shale play in the Ohio River Valley.

Additional information about the Crosstex companies can be found at www.crosstexenergy.com.

Additional Information and Where to Find It

This press release contains information about the proposed merger involving a Devon Energy Corporation (“Devon”) entity and a Crosstex Energy entity. In connection with the proposed merger, EnLink Midstream, LLC (formerly known as New Public Rangers, L.L.C.) filed with the United States Securities Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus for the Corporation’s stockholders. The Corporation commenced the mailing of the final proxy statement/prospectus to its stockholders on February 6, 2014. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents and any other documents filed by Crosstex Energy or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, stockholders will be able to obtain free copies of the proxy statement/prospectus from the Corporation by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex Energy and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Corporation in respect of the proposed transaction.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Corporation in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding the Corporation’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC, and in its Annual Report on Form 10-K for the year ended December 31, 2013, which is to be filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2013, which is filed with the SEC.

Non-GAAP Financial Information

This press release contains non-generally accepted accounting principle financial measures that the Partnership refers to as gross operating margin, adjusted EBITDA and distributable cash flow. Gross operating margin is defined as revenue less the cost of purchased gas, NGL and crude oil. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of a limited liability company. Distributable cash flow is defined as earnings before certain noncash charges and the gain on the sale of assets less maintenance capital expenditures.

The amounts included in the calculation of these measures are computed in accordance with generally accepted accounting principles (GAAP) with the exception of maintenance capital expenditures. Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives.

The Partnership believes these measures are useful to investors because they may provide users of this financial information with meaningful comparisons between current results and prior-reported results and a meaningful measure of the Partnership’s cash flow after it has satisfied the capital and related requirements of its operations.

Gross operating margin, adjusted EBITDA and distributable cash flow, as defined above, are not measures of financial performance or liquidity under GAAP. They should not be considered in isolation or as an indicator of the Partnership’s performance. Furthermore, they should not be seen as measures of liquidity or a substitute for metrics prepared in accordance with GAAP. Reconciliations of these measures to their most directly comparable GAAP measures are included in the following tables.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. These statements are based on certain assumptions made by the Partnership and the Corporation based upon management’s experience and perception of historical trends, current conditions, expected future developments and other factors the Partnership and the Corporation believe are appropriate in the circumstances. These statements include, but are not limited to, statements with respect to the Partnership’s and the Corporation’s guidance and future outlook, distribution and dividend guidelines and future estimates and results of operations. Such statements are subject to a number of assumptions, risk and uncertainties, many of which are beyond the control of the Partnership and the Corporation, which may cause the Partnership’s and the Corporation’s actual results to differ materially from those implied or expressed by the forward-looking statements. These risks include the following: (1) the Partnership’s profitability is dependent upon prices and market demand for natural gas, NGL, condensate and crude oil; (2) the Partnership’s substantial indebtedness could limit its flexibility and adversely affect its financial health; (3) the Partnership may not be able to obtain funding, which would impair its ability to grow; (4) the Partnership and the Corporation do not have diversified assets; (5) the Partnership may not be successful in balancing its purchases and sales; (6) drilling levels may decrease due to deterioration in the credit and commodity markets; (7) the Partnership’s credit risk management efforts may fail to adequately protect against customer non-payment; (8) the amount of natural gas, NGL, condensate and crude oil  transported may decline as a result of reduced drilling by producers, competition for supplies, reserve declines and reduction in demand from key customers and markets; (9) the level of the Partnership’s processing, fractionation, crude oil handling and brine disposal operations may decline for similar reasons; (10) the successful execution of major projects is subject to factors beyond the control of the Partnership; (11) operational, regulatory and other asset-related risks, including weather conditions, exist because a significant portion of the Partnership’s assets are located in southern Louisiana and the Ohio River Valley; (12) the Partnership’s use of derivative financial instruments does not eliminate its exposure to fluctuations in commodity prices and interest rates; (13) failure to satisfy closing conditions with respect to the combination with Devon; (14) the risks that the Partnership’s, the Corporation’s and Devon’s businesses will not be integrated successfully or that such integration may take longer than anticipated; (15) the possibility that expected synergies of the combination with Devon will not be realized or will not be realized within the expected time frame; and (16) other factors discussed in the Partnership’s and the Corporation’s Annual Reports on Form 10-K for the years ended December 31, 2012 and December 31, 2013 (when they are available), the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and other filings with the Securities and Exchange Commission. The Partnership and the Corporation have no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

(Tables follow)

CROSSTEX ENERGY, L.P.

Selected Financial Data

(All amounts in thousands except per unit amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012
	(Unaudited)
Revenues	$574,599	$525,980	$1,943,239	$1,791,288
Purchased gas, NGLs and crude oil	478,523	422,023	1,546,987	1,397,530
Gross operating margin	96,076	103,957	396,252	393,758
Operating costs and expenses:
Operating expenses	37,142	36,954	150,346	130,882
General and administrative	18,008	16,910	68,061	61,308
(Gain) loss on sale of property	(880)	53	(1,055)	(342)
Loss on derivatives	642	2,983	2,304	1,006
Depreciation and amortization	38,460	52,120	140,026	162,226
Impairment	—	—	72,576	—
Total operating costs and expenses	93,372	109,020	432,258	355,080
Operating income (loss)	2,704	(5,063)	(36,006)	38,678
Interest expense, net of interest income	(21,345)	(22,589)	(76,219)	(86,521)
Equity in income of limited liability company	152	1,740	46	3,250
Other income	999	589	1,367	5,053
Total other expense	(20,194)	(20,260)	(74,806)	(78,218)
Loss before non-controlling interest and income taxes	(17,490)	(25,323)	(110,812)	(39,540)
Income tax provision	(240)	782	(2,337)	(725)
Net Loss	(17,730)	(24,541)	(113,149)	(40,265)
Less: Net loss attributable to the non-controlling interest	—	—	—	(163)
Net Loss attributable to Crosstex Energy, L.P.	$(17,730)	$(24,541)	$(113,149)	$(40,102)
Preferred interest in net loss attributable to Crosstex Energy, L.P.	$12,481	$5,433	$35,977	$20,779
General partner interest in net income (loss)	$286	$(114)	$(2,721)	$(534)
Limited partners’ interest in net loss attributable to Crosstex Energy, L.P.	$(30,497)	$(29,860)	$(146,405)	$(60,347)
Net loss attributable to Crosstex Energy, L.P. per limited partner unit:
Basic and diluted common units	$(0.38)	$(0.51)	$(1.71)	$(1.01)
Weighted average limited partners’ units outstanding:
Basic and diluted common units	90,425	65,300	84,589	58,935

CROSSTEX ENERGY, L.P.

Reconciliation of Net Loss to Adjusted EBITDA and Distributable Cash Flow

(All amounts in thousands except ratios and per unit amounts)

Three Months Ended December 31,	Years Ended December 31,
2013	2012	2013	2012

Net loss attributable to Crosstex Energy, L.P.	$(17,730)	$(24,541)	$(113,149)	$(40,102)
Interest expense, net	21,345	22,589	76,219	86,521
Depreciation and amortization	38,460	52,120	140,026	162,226
Impairment	—	—	72,576	—
Equity in income of limited liability company	(152)	(1,739)	(46)	(3,250)
(Gain) loss on sale of property	(880)	53	(1,055)	(342)
Stock-based compensation	3,092	1,710	14,170	9,207
Distribution received from Howard Energy Partners	4,373	—	17,468	—
Other (1)	5,433	1,496	8,667	(171)
Adjusted EBITDA	53,941	51,688	214,876	214,089
Interest expense	(21,183)	(22,267)	(75,499)	(86,244)
Cash taxes and other	338	141	(1,581)	(1,373)
Maintenance capital expenditures	(1,329)	(2,845)	(11,479)	(13,645)
Distributable cash flow	$31,767	$26,717	$126,317	$112,827
Actual declared distribution (common units and preferred units)	$35,867	$27,805	$127,929	$102,036
Distribution coverage	0.89	x	0.96	x	0.99	x	1.11	x
Distributions declared per limited partner unit	$0.36	$0.33	$1.36	$1.32

(1)         Includes financial derivatives marked-to-market; income taxes; transaction costs associated with successful transactions; and non-controlling interest (as allowed for adjustment under our credit facility).

CROSSTEX ENERGY, L.P.

Operating Data

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012
Pipeline Throughput (MMBtu/d)
LIG	412,000	690,000	473,000	783,000
NTX — Gathering	635,000	773,000	700,000	810,000
NTX — Transmission	355,000	342,000	342,000	350,000
Total Gathering and Transmission Volume	1,402,000	1,805,000	1,515,000	1,943,000

Natural Gas Processed (MMBtu/d)
PNGL	354,000	659,000	399,000	738,000
LIG	256,000	269,000	255,000	248,000
NTX	360,000	398,000	382,000	364,000
Total Gas Volumes Processed	970,000	1,326,000	1,036,000	1,350,000

Crude Oil Handling (Bbls/d) (1)	11,200	11,500	12,000	11,800
Brine Disposal (Bbls/d) (2)	5,100	8,000	7,000	7,800

NGLs Fractionated (Gal/d)	2,280,000	1,584,000	1,473,000	1,359,000
Realized weighted average
Natural Gas Liquids price ($/gallon) (3)	0.99	1.02	0.99	1.07
Actual weighted average
Natural Gas Liquids-to-Gas price ratio	291%	309%	280%	383%

North Texas Gathering (4)
Wells connected	11	17	62	118

(1)                   Crude oil handling includes barrels handled by both the ORV and PNGL segments.

(2)                   Crude oil handling and brine disposal volumes for ORV for the year ended December 31, 2012 include a daily average for July 2012 through December 31, 2012, which was the six month period these assets were operated by the Partnership.

(3)                   Ethane represents 41 percent and 37 percent of NGL gallons sold at realized prices of $0.27/gal for both the three and twelve months ended December 31, 2013, and 34 percent and 38 percent of NGL gallons sold at realized prices of $0.29/gal and $0.40/gal for the three and twelve months ended December 31, 2012.

(4)                   North Texas Gathering wells connected are as of the last day of the period and include centralized delivery point connections where the Partnership connects multiple wells at a single meter station.

CROSSTEX ENERGY, INC.

Selected Financial Data

(All amounts in thousands except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012
	(Unaudited)
Revenues	$575,243	$525,980	$1,944,312	$1,791,288
Purchased gas, NGLs and crude oil	478,522	422,023	1,546,987	1,397,530
Gross operating margin	96,721	103,957	397,325	393,758
Operating costs and expenses:
Operating expenses	37,250	36,954	150,858	130,882
General and administrative	26,063	18,354	79,993	65,083
(Gain) loss on sale of property	(880)	53	(1,055)	(342)
Loss on derivatives	642	2,983	2,304	1,006
Impairments	—	—	72,576	—
Depreciation and amortization	38,457	52,138	140,285	162,300
Total operating costs and expenses	101,532	110,482	444,961	358,929
Operating income (loss)	(4,811)	(6,525)	(47,636)	34,829
Interest expense, net of interest income	(21,710)	(22,588)	(76,859)	(86,515)
Equity in income of limited liability company	152	1,740	46	3,250
Other income	1,233	590	1,600	5,054
Total other expense	(20,325)	(20,258)	(75,213)	(78,211)
Loss before non-controlling interest and income taxes	(25,136)	(26,783)	(122,849)	(43,382)
Income tax benefit	1,882	4,030	10,214	6,642
Net loss	(23,254)	(22,753)	(112,635)	(36,740)
Less: Net loss attributable to the non-controlling Interest	(12,470)	(17,083)	(82,999)	(24,259)
Net loss attributable to Crosstex Energy, Inc.	$(10,784)	$(5,670)	$(29,636)	$(12,481)
Net loss per common share:
Basic and diluted	$(0.22)	$(0.12)	$(0.60)	$(0.26)
Weighted average shares outstanding:
Basic and diluted	47,752	47,414	47,664	47,384

CROSSTEX ENERGY, INC.

Calculation of Cash Available for Dividends

(All amounts in thousands except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012
Distributions declared by Crosstex Energy, L.P. associated with:
General Partner Interest	$483	$427	$1,838	$1,796
Incentive Distribution Rights	2,214	1,215	6,356	4,391
L.P. Units Owned	5,909	5,417	22,324	21,668
Total share of distributions declared	$8,606	$7,059	$30,518	$27,855
Other non-partnership uses:
General and administrative expenses	(652)	(1,938)	(1,928)	(3,732)
Cash reserved *	(795)	(512)	(2,859)	(2,412)
Cash available for dividends	$7,159	$4,609	$25,731	$21,711
Dividend declared per share	$0.15	$0.12	$0.52	$0.48

* Cash reserved represents a cash holdback by the Corporation to cover tax payments, equity-matching investments in the Partnership and other miscellaneous cash expenditures. The amount is currently estimated at 10 percent of the Corporation’s share of Partnership distributions declared, net of non-partnership general and administrative expenses.